Filed Pursuant to Rule 433

Registration No. 333-170794

CHASE ISSUANCE TRUST

Class A(2012-4)

Transaction Summary Dated July 19, 2012

Issuing Entity:	Chase Issuance Trust

Notes Offered:	Class A(2012-4)

Principal Amount:	$1,500,000,000

Interest Rate:	1.58% p.a.

Pricing Date:	July 19, 2012

Expected Issuance Date:	July 26, 2012

First Interest Payment Date:	August 15, 2012

Interest Payment Dates:	monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

Scheduled Principal Payment Date:	August 15, 2019

Legal Maturity Date:	August 16, 2021

Price to Public:	$1,499,822,400 (or 99.98816%)

Underwriting Discount:	$5,250,000 (or 0.35000%)

Proceeds to the Issuing Entity:	$1,494,572,400 (or 99.63816%)

Selling Concessions:	0.21000%

Reallowance:	0.10500%

Weighted Average Life:	7.05 years

ERISA Eligible:	Yes (subject to important considerations described in the prospectus)

Lead Underwriter:	J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc.
RBS Securities Inc.

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.